CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07024908

SEC MAIL
RECEIVED
185
WASH. D.C.

Subject CSM nv, (SEC File No. 82-34886)

Date June 12, 2007

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release June 12, 2007: CSM acquires Tterington´s in US

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Enclosure(s)

Jw 7/5

Registered, Amsterdam no 33006580

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM ACQUIRES TITTERINGTON'S IN US

Diemen, the Netherlands, June 12, 2007 – CSM has reached agreement on the acquisition of Titterington's, based in Woburn, Massachusetts (near Boston) for approx USD 23 million. The acquisition is effective per June 11, 2007.

Titterington's is a successful and leading supplier of Thaw & Serve products like scones, muffins, cakes and pastries to the food service and out-of-home market segments. Titterington's operates a production facility in Woburn and has 190 employees. Sales amount to USD 30 million. This acquisition is an excellent fit with CSM's growth strategy in these segments.

Reinoud Plantenberg, CSM board member and responsible for Bakery Supplies North America, said: "This acquisition gives us a very good stepping stone into the fast growing food service and out-of-home market segments and will therefore create additional value for CSM."

For more information, please contact:
Press: Corporate Communications, tel. +31 (0)20 5906216
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM nv is a global producer and distributor of bakery products and food ingredients. CSM's main product groups are bakery ingredients and products, lactic acid, and lactic acid derivatives. With these activities CSM generates annual sales of EUR 2.4 billion; it has a workforce of around 8,200. CSM operates in Europe, North America, Brazil, and Asia. For more information: www.csm.nl

END